June 26, 2025

Delivered by electronic submission via EDGAR

Division of Corporate Finance Office of Energy & Transportation

United States Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 3561

Washington, D.C. 20549-3561

Attn.: Brian McAllister

RE:	HNO International, Inc. Form 10-K for the year ended October 31, 2024 Filed March 20, 2025 File No. 000-56568

Dear Mr. McAllister:

We are in receipt of your letter dated May 29, 2025, setting forth certain comments to the Annual Report on Form 10-K for the year ended October 31, 2024 (the “10-K”), which was filed on March 20, 2025 by HNO International, Inc., a Nevada corporation (the “Company”). In response to your comments, the Company can provide you with the following information in response to your comments:

Form 10-K for the fiscal year ended October 31, 2024

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 25

1.                        Revise the discussion of Operating Expenses to quantify the amounts and the underlying reasons for the changes between comparative periods. For example, the discussion may describe why general and administrative expenses increased by $557,202, share based compensation decreased $405,812, and the reason for the increase in depreciation and amortization expense of $142,732. See Item 303(b)(2) of Regulation S-K.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 1 to the Form 10-K (the “Amendment”) which expands the discussion of Operating Expenses to include the changes between periods and the underlying reasons for such changes, including the increase in general and administrative expenses, the decrease in share-based compensation, and the increase in depreciation and amortization.

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Liquidity and Capital Resources, page 25

2.                        Expand your discussion of Liquidity and Capital Resources to disclose any material commitments for capital expenditures and disclose the general purpose of such commitments and the anticipated sources of funds to fulfill them, as required by Item 303(b)(1)(ii) of Regulation S-K.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which expands the discussion of Liquidity and Capital Resources to include disclosure of material commitments for capital expenditures, the general purpose of such commitments, and the anticipated sources of funds to fulfill them.

Report of Independent Registered Public Accounting Firm, page F-2

3.                          Please have your auditor remove the language in the second paragraph under Basis of Opinion which states “and auditing standards generally accepted in the United States.” Please refer to PCAOB Auditing Standard 3101.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment to include an amended Report of the Independent Registered Public Accounting Firm. The revised report removes the phrase “and auditing standards generally accepted in the United States” from the second paragraph under Basis for Opinion, in accordance with the requirements of PCAOB Auditing Standard 3101.

Balance Sheets, page F-4

4.                          On page 6, you disclose that you have taken delivery of 10 hydrogen carbon cleaners for sale to customers in mid-March 2025. Your disclosure indicates that these items are held for sale in the ordinary course of business. Please disclose if the hydrogen carbon cleaners have been accounted for as inventory under ASC 330. If not, please explain the accounting treatment, including the accounting guidance that is applicable.

RESPONSE: The hydrogen carbon cleaners referenced were delivered in mid-March 2025, which occurred after the balance sheet date of October 31, 2024. Therefore, as of October 31, 2024, no inventory was recorded in accordance with ASC 330, and this item was not applicable to the balance sheet presented as of that date.

Statements of Operations, page F-5

5.                          We note the presentation of stock-based compensation as a separate line item. The significant accounting policy on page F-12 states that the expense in included within the same income statement line as cash compensation for consultants and employees who receive the awards. Please revise the statements of operations presentation and the footnote to comply with SAB Topic 14.F.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which provides the revised presentation of stock-based compensation in the Statements of Operations to comply with SAB Topic 14.F. The Company no longer presents stock-based compensation as a separate line item. Instead, the expense is included within the same line items as the cash compensation for the employees and consultants who received the awards. In addition, the Company has updated the disclosure in Note 3 – Summary of Significant Accounting Policies to clearly describe this allocation method.

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Note 3 - Summary of Significant Accounting Policies, page F-12

6.                          Please provide disclosure regarding segments, as required by ASC 280-10-50 and Accounting Standards Update No. 2023-07.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which has revised Note 3 – Summary of Significant Accounting Policies to include disclosure related to segment reporting in accordance with ASC 280-10-50 and ASU 2023-07. The Company has determined that it operates as one reportable segment. Management, including the Company’s Chief Executive Officer, who serves as the Chief Operating Decision Maker as defined under ASC 280, evaluates the Company’s operations and performance on a consolidated basis. Although the Company offers multiple products, including the Compact Hydrogen Refueling Station (CHRS), Hydrogen Carbon Cleaner (HCC), and Scalable Hydrogen Energy Platform (SHEP), these products share common technologies, production processes, customer markets, and distribution channels. Financial information is not prepared or reviewed separately for these product lines for purposes of resource allocation or performance evaluation. As such, management has determined that the Company has one operating and reportable segment.

Form 10-Q for the fiscal quarter ended January 31, 2025 Note 2 - Financial Statement Restatement, page 9

7.                          We note that the interim period as of a for the three months ended January 31, 2024 presents adjustments for which there are no descriptions. We refer you to adjustments to Property and equipment, net, Long-term asset, net, Right-of-use asset, and Lease liability. Please provide a description of the nature of these errors. See ASC 250-10- 50-7.

RESPONSE: The restatement adjustments to Property and equipment, Long-term asset, Right-of-use asset, Lease liability, and Intangible assets reflected the following corrections identified during the re-audit and restatement of the Company’s financial statements:

•                  Property and Equipment, net:

An adjustment of $(2,550) was recorded to reclassify amounts originally posted to fixed assets that were determined to represent contract labor costs, which were expensed within general and administrative expenses.

•                  Long-term Asset, net:

A $(4,190) adjustment was recorded to reflect amortization expense related to the CHRS intellectual property (formerly associated with the Varea SAFE note) that had not been recognized during the interim period.

•                  Right-of-Use Asset:

An adjustment of $82,556 was recorded to recognize the right-of-use asset related to the Company’s lease agreements upon the proper application of ASC 842 during the re-audit and restatement process. Although ASC 842 was applicable at the time the lease was entered into in 2020, the standard had not been previously adopted or applied in prior financial reporting periods, and the omission was not identified or addressed. The omission was first identified during preparation and review of the Form 10-Q for the period ended 4/30/2024, following the engagement of Barton CPA on 5/7/2024. ASC 842 was adopted and applied beginning with that filing and has been consistently applied in subsequent financial reporting periods. As disclosed in the Form 10-Q for the quarter ended 1/31/2025, the adjustment also impacted the restated financial information for the quarter ended 1/31/2024. The omission had not been corrected in earlier reporting periods, including the balance sheet as of 10/31/2023.

•                  Lease Liability:

Corresponding adjustments of $27,284 (current portion) and $55,418 (non-current portion), totaling $82,702, were recorded to recognize the related lease liabilities under ASC 842.

•                  Intangible Assets:

A reduction of $(78,287) was recorded to reverse the Patent Purchase Agreement intangible asset following the termination of that agreement. In addition, previously recorded amortization expense of $3,176 related to these patents was reversed as part of the restatement.

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In connection with the response to your comments, HNO International, Inc. (the “Company”) acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in filings;

•                  Staff Comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that our response addresses all of your concerns.  If you have any additional questions, please do not hesitate to contact the undersigned at (951) 305-8872.

Sincerely,

/s/ Donald Owens

Donald Owens

Chief Executive Officer

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